UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM               TO

Commission File Number 000-27261

CH2M HILL RETIREMENT AND

TAX-DEFERRED SAVINGS PLAN

9191 South Jamaica Street

Englewood, Colorado 80112

(Full title and address of the plan)

CH2M HILL Companies, Ltd.

9191 South Jamaica Street

Englewood, Colorado 80112

(Name of issuer of the security held pursuant to the plan and the address of its principal executive office)

CH2M HILL

Retirement and Tax-deferred Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2011 and 2010

INDEPENDENT AUDITORS’ REPORT

Plan Administrator and CH2M HILL Retirement Program Trustees

CH2M HILL Retirement and Tax-Deferred Savings Plan

Englewood, Colorado

We have audited the accompanying statements of net assets available for benefits of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011 and the supplemental schedules as of December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

June 27, 2012

Denver, Colorado

CH2M HILL

Retirement and Tax-deferred Savings Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2011	2010

Investments, at fair value (Notes 3 and 4):
Money market funds	$120,355	$113,716
Common/collective trust & wrap contracts	134,387	126,287
Mutual funds	858,296	891,885
Institutional investment funds	118,895	96,595
Company stock - allocated	896,895	724,450
Company stock - unallocated	21,695	17,865
Total investments	2,150,523	1,970,798
Receivables:
Employer contributions	8,062	6,470
Participant loans receivable	24,212	22,050
Total receivables	32,274	28,520

Net assets reflecting all investments at fair value	2,182,797	1,999,318

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(3,265)	(1,247)

Net assets available for benefits	$2,179,532	$1,998,071

See notes to financial statements.

CH2M HILL

Retirement and Tax-deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits

(In thousands)

For the Year Ended
December 31, 2011
Contributions:
Employee	$96,132
Employer match	28,956
Employer defined contribution (unallocated)	20,062
Rollovers	8,150
Total contributions	153,300

Investment income:
Interest and dividend income	27,496
Net appreciation in fair value of investments (Notes 3 and 4)	102,899
Total investment gain	130,395

Participant distributions	(101,873)
Administrative expenses	(361)

Net increase in net assets available for benefits	181,461

Net assets available for benefits:
Beginning of year	1,998,071

End of year	$2,179,532

See notes to financial statements.

CH2M HILL Retirement and Tax-Deferred Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(1)                     Plan Description

The following description of the CH2M HILL Retirement and Tax-Deferred Savings Plan (the “Plan”) is provided for general informational purposes only. Participants and all others should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established and sponsored by CH2M HILL Companies, Ltd. (the “Company” or “Plan Sponsor”) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As of January 1, 2000, most domestic subsidiaries of the Company (“Affiliated Employers”) have adopted the Plan. Some of these Affiliated Employers have adopted different provisions relating to eligibility, defined contributions, and matching contributions as described in the Plan document. The Company and its Affiliated Employers that have adopted the Plan are hereafter referred to as Member Employers.

Effective January 1, 2010, two entities of CH2M HILL Energy, Ltd. (“Energy”) joined the Plan as participating employers.  These entities were previously a part of the CH2M HILL Energy, Ltd Retirement Savings Plan (“Energy Plan”), a defined contribution plan sponsored by Energy.  Effective December 31, 2010, all remaining assets of the Energy Plan were transferred to the Plan.  Net assets totaling $149,218,524 were transferred into the Plan as a result of the merger.

Administration

The Plan is administered by at least three, but no more than seven trustees, who are appointed by the Chief Executive Officer of the Company. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the recordkeeper for all Plan assets. Fidelity Management Trust Company (“FMTC”) is the custodian for all Plan assets, except for shares of Company stock held by the Plan. The trustees serve as custodians of the Company stock.

Eligibility

All employees are eligible to participate in the Plan except leased employees, consultants, temporary employees and employees of Affiliated Employers that have not adopted the Plan. Except for certain employees of Operations Management International, Inc. (“OMI”), employees covered under a collective bargaining agreement are not eligible. OMI allows eligible employees to participate on the first day of the month following their date of hire. All other employees of Member Employers are eligible to participate on their date of hire. Employees are automatically enrolled to contribute 2%, increasing by 1% per year up to 4%, of their total annual compensation as defined by the Plan, 60 days after eligibility requirements are met.

Employee Contributions

A participating employee may elect to contribute from 1% to 50% of their total annual compensation (earned while a participant), as defined in the Plan. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees.  Employee contributions are subject to limitations as determined annually by the IRS. For Puerto Rico employees, pre-tax salary deferral contributions were limited to $10,000 in 2011. Pre-tax salary deferral contributions for all other participants were limited to $16,500 in 2011.

Employer Matching Contributions

Each Member Employer may, but is not required to, make matching contributions for their respective eligible participants employed on the last day of the quarter and for retired, permanently disabled, or deceased participants who terminated employment during the quarter. All Member Employers elected to make matching contributions for the year ended December 31, 2011.

(1)                     Plan Description (continued)

Employer Matching Contributions (continued)

Member Employers’ matching contributions, if any, may be made in an amount that is based on a percentage of the participant’s contributions for the calendar quarter up to 4% of the participant’s base compensation, or limited to a specified dollar amount per employee. Generally, base compensation for purposes of the employer matching contribution is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar quarter times the number of regular work hours for such calendar quarter. For the year ended December 31, 2011, OMI matched 50% of each of its grandfathered participants’ deferral contributions capped at $200 per Plan year. All other OMI participants received quarterly contributions in the amount of 3% of their compensation for that quarter.  All other Member Employers matched 81% of the first 4% of each employee’s base compensation contributed to the Plan by the participant. Employer matching contributions can be made in either cash or the Company’s stock.  If the contributions are made in cash, they are invested in the same manner as the employee’s contribution.  If the matching contributions are made in stock, they remain in the Company’s stock for the life of the deferral.

Defined Contributions

Each Member Employer may, but is not required to, make defined contributions to the Plan for 1) active participants who completed at least 1,000 hours of service during the Plan year and who were employed at the Plan’s year-end, 2) retired participants (at age 65, or at age 55 if they have completed at least five years of service) who retired during the year, 3) permanently disabled or deceased participants who terminated employment during the Plan year, and 4) certain participants rehired during the Plan year. With the exception of OMI and a certain division of Lockwood Greene Inc., Member Employers elected to make defined contributions for the year ended December 31, 2011. Defined contributions can be made in either cash or the Company’s stock.  If the contributions are made in cash, they are invested in the same manner as the employee’s contribution.  If defined contributions are made in stock, they remain in the Company’s stock for the life of the deferral.

An estimate of defined contributions, if any, is calculated quarterly by the Company. During 2011, defined contributions were estimated each quarter based on 2% of base compensation. Generally, base compensation for purposes of defined contributions is defined in the Plan as the participant’s basic hourly rate of pay on the last day of the calendar year times the lesser of: 1) the number of regular work hours for such calendar year or 2) the number of hours of service for which the participant was paid during the year while a participant and while an eligible employee.

The quarterly estimated defined contributions were made in Company stock.  These are shown in the financial statements as employer defined contributions (unallocated).  After year-end, the actual employer defined contribution is determined based on eligible employees and compensation.  The employer defined contribution is then allocated to participants’ accounts, including any gain or loss from the date of contribution to the date of allocation.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Vesting

Participants are immediately vested in their salary deferral contributions and transfers from other qualified plans, plus net earnings thereon.

(1)                     Plan Description (continued)

Vesting (continued)

Vesting in employer matching and defined contributions plus net earnings thereon is based on years of service for all Member Employers’ participants with the exception of OMI and Energy, as follows:

Years of service	Percentage vested
Less than 2	0%
2	20
3	40
4	60
5	80
6 or more	100

OMI and Energy participants vest 20% each year and become 100% vested after 5 years of service.

Participants earn one year of credited service for each full year of service, as defined by the Plan document.

The value of a participant’s matching contributions and defined contributions shall become fully vested upon death, permanent disability, attainment of age 65, or upon reaching age 55 and completion of 5 years of service.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to offset employer matching and defined contributions, and pay Plan expenses. During 2011, forfeitures totaling $273,568 were used to pay administrative expenses of the Plan and $3,699,534 were used to offset employer contributions. Unallocated forfeitures available as of December 31, 2011 and 2010 were $1,984,920 and $3,338,897, respectively.

Distributions and Withdrawals

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan does not exceed $1,000, the vested portion of the participant’s account in the Plan will be distributed to the participant in a lump sum cash payment as soon as reasonably practicable.

If a participant in the Plan terminates employment with the Company and the value of the vested portion of the participant’s account in the Plan is greater than $1,000, the participant may request an immediate distribution or may elect to defer distribution until a later date. If distribution is deferred, the participant’s account will remain in the Plan until the participant requests a distribution. Distributions from the Plan, however, must begin when the participant reaches his or her required beginning distribution date.  Generally, a participant’s required beginning distribution date is April 1 of the calendar year following the later of: 1) the participant’s attainment of age 70½ or 2) as long as the participant is not a 5% owner in the calendar year in which the participant retires.

A participant who has reached age 59½ may request a distribution of the participant’s employee contribution account or the participant’s rollover account even if the participant has not terminated employment with the Company and the Affiliated Employers.

When a participant requests a distribution from the Plan, the distribution will be made in a lump sum payment in cash or in-kind as soon as reasonably practicable. If the participant’s account in the Plan includes Company stock and the participant elects to receive a lump sum payment in cash, the portion of the participant’s account invested in Company stock will be distributed in cash as soon as reasonably practicable after the Company stock is sold on the internal market or to the Company. The Company intends to purchase from the Plan on each trade date sufficient Company stock to permit distributions to all participants whose requests for distributions are pending. On some trade dates, however, the Company may not purchase from the Plan sufficient Company stock to permit distributions to all participants whose requests for distributions are pending. In that case, distribution of some or all of the portion of a participant’s account invested in Company stock may be delayed until a subsequent trade date.

(1)                     Plan Description (continued)

Distributions and Withdrawals (continued)

If a participant dies while employed by the Company or an Affiliated Employer, distribution of the participant’s account in the Plan will be made to the participant’s spouse or, if the participant’s spouse has given proper consent or if the participant has no spouse, to the beneficiary designated by the participant. A surviving spouse of a deceased participant may delay distribution of the participant’s account in the Plan for up to five years from the date of death or until the participant would have reached age 70½, whichever is later. A distribution from the account will be made in accordance with the procedures described in the previous paragraph.

The Plan permits a participant to obtain a hardship withdrawal from the participant’s employee contribution account or rollover contribution account if there is an immediate and heavy financial need which may not reasonably be met by the participant’s other resources. The amount of a hardship withdrawal may not exceed the amount required to meet the immediate financial need, including any taxes or penalties resulting from the withdrawal, and may be subject to various other limitations.

Loans

Participants may borrow from their fund account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance (excluding Company stock).  Loans issued cannot exceed five years, or in the case of a loan for the acquisition of a primary residence of a borrower, 25 years.  Interest rates for loans issued are commensurate with the interest rates being charged at the time a loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is located. Loans are collateralized by the vested balance in the participant’s account, and bear interest at rates ranging from 3.49% to 12.19%, with various maturity dates through November 2036, at December 31, 2011. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

A separate account is maintained for each Plan participant. Each Participant’s account is credited with the Participant’s contributions, the employer’s matching contribution, if any, an allocable portion of the employer’s defined contribution, if any, and an allocation of the Plan’s net earnings or losses and expenses. Earnings and losses for each fund are allocated to the individual accounts on a daily basis. The benefit to which each participant is entitled is the vested portion of the participant’s account.

Investment Options

As of December 31, 2011, the Plan has various investment options including money market funds, a common/collective trust fund, mutual funds, institutional investment funds, and Company stock.

Except for investments in Company stock, participants generally may transfer amounts among investment alternatives on each business day. Participant contributions can only be transferred in and out of Company stock as of a quarterly trade date.

(2)                    Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current year presentation.

(2)                     Summary of Significant Accounting Policies (continued)

Investment Valuation

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Institutional investment funds are valued by reference to the respective funds’ underlying assets, which are primarily collective funds, as discussed below. The fair value of the Company’s stock is determined as discussed below. The common/collective trust is stated at fair value using the net asset value as a practical expedient and then adjusted to contract value as described below.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measure attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan is invested in investment contracts through the Fidelity Managed Income Portfolio II, a common/collective trust; redemptions are allowed daily.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value.

Institutional Funds

The institutional funds include BTC LifePath funds which invest in a series of collective investment trusts managed by BlackRock Institutional Trust Company, N.A. (“BTC”). BTC uses enhanced index strategies within U.S. large capitalization equities, international equities and U.S. debt securities with the aim of adding extra return above their relevant index while maintaining broad diversification. These funds may be redeemed daily. The unit value is calculated by dividing the fund’s net asset value on the calculation date by the number of units of the fund that are outstanding on the calculation date. The fair value is estimated using the net asset value as a practical expedient. The number of units of the collective investment trust that are outstanding on the calculation date is derived from observable purchase and redemption activity in the collective funds.

Company Stock

The Company is employee-controlled.  As a result, the Company’s stock is only available to certain employees, directors, eligible consultants, and benefit plans.  There is no market for the Company’s stock with the general public.  In order to provide liquidity to the Company shareholders, an internal market is maintained through an independent broker.

The internal market permits existing shareholders to offer for sale shares of the Company’s common stock on predetermined trade dates. Generally, there are four trade dates each year which typically occur approximately four weeks after the quarterly meetings of the Company’s Board of Directors.  The trading price is the fair value price as determined by the Board of Directors utilizing a valuation process, and supported by a quarterly appraisal by an independent third party. The investment in the Company’s stock was valued as of December 31, 2011 and 2010 at $55.71 and $46.49 per share, respectively.

Common/Collective Trust and Wrap Contracts

Fidelity Managed Income Portfolio II (the “Portfolio”) is a fully benefit responsive common/collective trust which invests in fixed-income securities or bond funds (and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrap” contract issued by a third party. Wrap contracts are purchased with the aim of maintaining the contract value of the Portfolio’s bond investments. As a target, a substantial percentage (up to 99%) of the Portfolio’s assets is underlying the wrap contracts, although this target may change from time to time.  Assets not underlying the wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant exchanges and withdrawals.

The crediting interest rate is based on a formula agreed by the issuer, but may not fall below 0%.  Crediting rates are reset quarterly. The contract value of this investment as of December 31, 2011 and 2010 was $131,122,280 and $125,039,734, respectively, and had an average yield for the year ended December 31, 2011 and 2010 of 1.92% and 2.25%, respectively. The crediting interest rates were 1.60% and 1.82% at December 31, 2011 and 2010, respectively.

Certain events limit the ability of the Plan to transact at contract value with the wrap issuer. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC; (b) establishment of a defined contribution plan that competes with the Plan for employee contributions; (c) any substantive modification to the Portfolio or

(2)                     Summary of Significant Accounting Policies (continued)

Common/Collective Trust and Wrap Contracts (continued)

the administration of the Portfolio that is not consented to by the wrap issuer; (d) any change in law, regulation or administrative ruling applicable to the Plan that could have a material effect on the Portfolio’s cash flow; (e) any communication given to participants by the Plan Sponsor, any other Plan fiduciary or FMTC that is designed to induce or influence participants not to invest in the Portfolio or transfer assets out of the Portfolio; and (f) any transfer of assets from the Portfolio directly to a competing investment option.  The Plan trustees do not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

A wrap issuer may terminate a wrap contract at any time.  A wrap issuer may also terminate a wrap contract if FMTC’s investment management authority over the Portfolio is limited or terminated as well as if all the terms of the wrap contract fail to be met.  In the event that the market value of the Portfolio’s covered assets is below contract value at the time of termination, the terminating wrap provider would not be required to make a payment to the Portfolio.

Income Recognition

Interest income is accrued when earned. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized gains and losses are reflected in the accompanying financial statements as net appreciation/depreciation in fair value of investments and are determined as the difference between fair value as of the beginning of the year (or date purchased during the year) and selling price or year-end fair value.

Benefit Payments

Benefits paid to participants are recorded upon distribution.

Administrative Expenses

The Plan pays for certain administrative expenses incurred in connection with the Plan. In addition, for the year ended December 31, 2011, certain costs of the Plan were paid directly by the Member Employers. During 2011, forfeitures totaling $273,568 were used to pay administrative expenses of the Plan.

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as loans receivable and measured at unpaid principal balance plus accrued but unpaid interest.  Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures.  We adopted ASU 2010-25 in 2010. The adoption of this standard did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements.  This guidance requires additional disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy and disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy.   This standard also clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques.  ASU 2010-06 was effective for the Plan’s year ended December 31, 2010, except for the disclosure requirements on Level 3 activity that became effective for the Plan’s year ending December 31, 2011. The adoption of this standard did not have a material impact on the Plan’s financial statements.

(3)                     Fair Value Measurements

The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets and includes mutual and money market funds; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available and includes the common/collective trust and institutional

(3)           Fair Value Measurements (continued)

funds; and Level 3, which refers to securities valued based on significant unobservable inputs and includes Company stock. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011 and 2010. For a detailed discussion of the Plan’s investments see Note 2.

	Investment Assets at Fair Value as of December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$120,355	$—	$—	$120,355
Common/collective trust & wrap contracts	—	134,387	—	134,387

Mutual funds:
Index funds	129,055	—	—	129,055
Balanced funds	243,174	—	—	243,174
Growth funds	305,314	—	—	305,314
Fixed income funds	60,393	—	—	60,393
Value funds	120,360	—	—	120,360
Total mutual funds	858,296	—	—	858,296

Institutional investment funds	—	118,895	—	118,895
Company stock	—	—	918,590	918,590
Total investment assets at fair value	$978,651	$253,282	$918,590	$2,150,523

	Investment Assets at Fair Value as of December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total
Money market funds	$113,716	$—	$—	$113,716
Common/collective trust & wrap contracts	—	126,287	—	126,287

Mutual funds:
Index funds	130,797	—	—	130,797
Balanced funds	272,014	—	—	272,014
Growth funds	312,146	—	—	312,146
Fixed income funds	44,196	—	—	44,196
Value funds	132,732	—	—	132,732
Total mutual funds	891,885	—	—	891,885

Institutional investment funds	—	96,595	—	96,595
Company stock	—	—	742,315	742,315
Total investment assets at fair value	$1,005,601	$222,882	$742,315	$1,970,798

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements of the Plan’s Level 3 investment assets for the year ended December 31, 2011:

(in thousands)	Company Stock
Beginning Balance — January 1, 2011	$742,315
Net appreciation in fair value	149,126
Purchases	55,626
Payments to participants and sales	(28,477)
Ending Balance — December 31, 2011	$918,590

4)            Investments

The following presents investments which exceed 5% of net assets available for benefits as of December 31, 2011 and 2010:

	2011			2010
(in thousands)	Shares/Units	Fair value		Shares/Units	Fair value
Fidelity Managed Income Portfolio II	131,122	$134,387		125,040	$126,287
Fidelity Diversified International Fund	4,306	$109,715		4,380	$131,912
Fidelity Growth Company Fund	2,318	$187,306		2,205	$183,249
Fidelity Balanced Fund	7,096	$128,997		7,404	$134,982
Fidelity Spartan 500 Index Institutional Fund	2,900	$129,054		—	$—	**
Fidelity Spartan 500 Index Fund	—	$—	**	2,941	$130,797
Nuveen NWQ Large-Cap Value Fund	5,352	$88,144	**	5,599	$101,236
Fidelity Retirement Government Money Market Portfolio	119,552	$119,552		112,742	$112,742
Company Stock *	16,489	$918,590		15,967	$742,315

*                             Includes non-participant directed investments

**                      Investment did not exceed 5% of net assets available for benefits in corresponding year.

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)
Company stock	$149,126
Institutional investment funds	870
Mutual funds	(47,097)
$102,899

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

(in thousands)
Additions to net assets attributed to:
Contributions and exchanges in	$55,626
Net appreciation in fair value of investments	149,126
Total additions	204,752
Deductions in net assets attributed to:
Benefits paid to participants	(26,062)
Transfers to participant-directed investments	(2,415)
Total deductions	(28,477)

Net increase	$176,275

The above amounts include participant-directed and non-participant directed additions and deductions, as these amounts could not be segregated.

(5)                     Related-Party Transactions

Certain Plan investments including money market funds, mutual funds and a common/collective trust are managed by Fidelity Investments. There is also one fund comprised of Company stock.  Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participants are allowed to borrow loans from their investment balances. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)                     Plan Termination

The Plan Sponsor has established the Plan and each of the participating Affiliated Employers have adopted the Plan with the intention and expectation that the Plan will continue indefinitely and that contributions will be made indefinitely, but no Member Employer shall be under any obligation to continue its contributions or its participation as a Member Employer or to maintain the Plan with respect to its employees for any given length of time. Any Member Employer may, in its sole and absolute discretion, completely discontinue its contributions or terminate its participation as a Member Employer at any time. The Plan Sponsor may, in its sole and absolute discretion, terminate the Plan at any time. In the event of the Plan termination, each participant’s account under the Plan shall become fully vested and non-forfeitable.

(7)                     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor in a letter dated January 29, 2010 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is designed and is currently being operated and administered in compliance with the applicable requirements of the IRC and, therefore, is tax-exempt.  Thus, no provision for income taxes has been included in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; consequently, the Plan is under audit by the IRS for the 2010 plan year. The Plan does not expect any material modification to the Plan as a result of this audit. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8)                     Voting Rights of Company Stock

Each participant or beneficiary of a deceased participant shall have the right to direct the trustees as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of Company stock which have been allocated to the participant’s account.  Unallocated Company stock held by the Plan is voted by the trustees.

(9)                     Concentrations, Risks, and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for benefits to change due to this concentration. The Company’s stock is not traded on a public stock exchange. It is only traded on an internal market. Absence of a public market may prevent participants from selling their participant directed portion of the Company’s stock and could cause participants to lose all or a portion of their investment in the Company’s stock.

The Plan provides for various investments in a common/collective trust, money market funds, mutual funds, institutional investment funds, and the Company’s stock. Investment securities, in general, are exposed to various risks, such as significant world events, interest rates, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

(10)              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

(in thousands)	December 31, 2011	December 31, 2010
Net assets available for benefits per the accompanying financial statements	$2,179, 532	$1,998,071
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,265	1,247
Net assets available for benefits per the Form 5500	$2,182,797	$1,999,318

(in thousands)	Year ended December 31, 2011
Investment gain per the accompanying financial statements	$130,395
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	2,018
Total investment gain per the Form 5500	$132,413

(11)              Subsequent Event

The Plan Sponsor has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through the day the financial statements were issued.

During May 2012, the 2011 employer defined contribution was allocated to participants’ accounts.  A total of $20.4 million was allocated as follows:

(in thousands)
Company stock contributed to the Plan during 2011 (cost basis)	$20,062
Net appreciation and allocation adjustments (from December 31, 2011 through May 31, 2012)	349
Total defined contribution allocated to participants in 2012	$20,411

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule H, Line 4a— Schedule of Delinquent Participant Contributions

For the year ended December 31, 2011

EIN# 93-0549963 Plan #004

	Total that Constitute Non-Exempt Prohibited Transactions
Plan Year	Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2011	$245,023	$—	$245,023	$—	$—

CH2M HILL

RETIREMENT AND TAX-DEFERRED SAVINGS PLAN

Schedule H, Line 4i— Schedule of Assets (Held at End of Year)

As of December 31, 2011

EIN# 93-0549963 Plan #004

a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Fidelity Managed Income Portfolio II	Common/Collective Trust and Wrap Contracts	$134,387,447

*	Fidelity Retirement Government Money Market Portfolio	Money Market	119,552,215
*	Fidelity Retirement Money Market Portfolio	Money Market	7
*	Fidelity Cash Reserve	Money Market	802,789
	Total money markets		120,355,011

*	Fidelity Magellan Fund	Mutual Fund	46,276,956
*	Fidelity Growth Company Fund	Mutual Fund	187,306,361
*	Fidelity Balanced Fund	Mutual Fund	128,997,390
*	Fidelity Diversified International Fund	Mutual Fund	109,715,481
*	Fidelity Spartan 500 Index Institutional Fund	Mutual Fund	129,053,652
*	Fidelity Spartan 500 Index Fund	Mutual Fund	1,006
	Nuveen NWQ Large-Cap Value Fund	Mutual Fund	88,144,125
	MGRS/C Midcap Institutional Fund	Mutual Fund	71,730,620
	Aston/River Road Select Value I	Mutual Fund	32,215,974
	Western Asset Core Plus Bond I	Mutual Fund	60,393,696
	Domini Social Equity Inv Fund	Mutual Fund	4,461,143
	Total mutual funds		858,296,404

	BTC Retirement Income Fund	Institutional Investment Fund	26,301,835
	BTC Lifepath 2020 Fund	Institutional Investment Fund	38,607,418
	BTC Lifepath 2030 Fund	Institutional Investment Fund	26,329,597
	BTC Lifepath 2040 Fund	Institutional Investment Fund	21,377,592
	BTC Lifepath 2050 Fund	Institutional Investment Fund	6,278,301
	Total institutional investment funds		118,894,743

*	CH2M HILL Companies, Ltd. Common Stock (historical cost of $283,368,657)	Company Stock Fund, $0.01 par value	918,589,052
*	Participant Loans	Interest rates range from 3.49% to 12.19%, with various maturity dates through November 2036, collateralized by vested participant account balances	24,211,979

	Total investments		$2,174,734,636

* Represents a party-in-interest

See independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CH2M HILL Retirement and Tax-Deferred Savings Plan

Date: June 27, 2012	/s/ MICHAEL A. LUCKI
Michael A. Lucki
Senior Vice President and Chief Financial Officer

Exhibit Index

The following exhibit is filed as part of this annual report:

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm